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August 11, 2017	JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—ADV
Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to Registration Statement on Form N-2 (File No. 811-23138)

Dear Ms. Dobelbower:

On behalf of FS Global Credit Opportunities Fund—ADV (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on July 25, 2017 regarding the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to the Registration Statement on Form N-2 (File No. 811-23138) filed on June 6, 2017 (the “Registration Statement”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Post-Effective Amendment No. 6 and Amendment No. 8 to the Registration Statement on Form N-2, filed by the Company on August 11, 2017 (the “Revised Registration Statement”).

Generally

1. Please revise the disclosure describing the maximum number of shares the Company intends to repurchase pursuant to the share repurchase program for plain English.

The Company has revised the description of the share repurchase program in the Revised

Marianne Dobelbower, Esq. August 11, 2017 Page 2

Registration Statement as follows (by adding the underlined language and deleting the stricken language):

To provide Shareholders with limited liquidity, the Company intends to conduct quarterly repurchases of Shares. Although the Company has implemented a share repurchase program, it may be discontinued at any time and only a limited number of Shares are eligible for repurchase. The Company will limit the maximum number of Shares to be repurchased for any repurchase offer to the lesser of (i) the sum of (a) the greater of (x) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under the Company’s DRP (as defined below) during the twelve-month period ending on the expiration date of such repurchase offer (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) (the Company refers to this limitation as the twelve-month repurchase limitation) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under the Company’s DRP during three-month period ending on the expiration date of such repurchase offer (the Company refers to this limitation as the three-month repurchase limitation) and (b) the aggregate proceeds the Company has received from the sale of its Shares at the previous two Weekly Closings in the Company’s continuous public offering that occurred immediately prior to the date of repurchase (the Company refers to this limitation as the weekly closing limitation) and (ii) 20.0% of the weighted average number of Shares outstanding in the prior calendar year, or 5.0% in each calendar quarter. As a result, the maximum number of Shares to be repurchased for any repurchase offer will not exceed the lesser of (i) 20.0% of the weighted average number of Shares outstanding in the prior calendar year, or 5.0% in each calendar quarter, and (ii) the sum of (A) the greater of the twelve-month repurchase limitation described in clause (i)(a)(x) above and the three-month repurchase limitation described in clause (i)(a)(y) above and (B) the weekly closing limitation. ~~The Company currently intends to limit the number of Shares to be repurchased in any repurchase offer to (1) the greater of (x) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under the Company’s DRP (as defined below) during the twelve-month period ending on the expiration date of such repurchase offer (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under the Company’s DRP during three-month period ending on the expiration~~

Marianne Dobelbower, Esq. August 11, 2017 Page 3

~~date of such repurchase offer and (2) the aggregate proceeds it has received from the sale of Shares at the previous two Weekly Closings that occurred immediately prior to the date of repurchase. In addition, beginning with the calendar quarter ending March 31, 2018, the Company will limit the number of Shares to be repurchased in any calendar year to 20% of the weighted average number of Shares outstanding in the prior calendar year, or 5% in each quarter, though the actual number of Shares that the Company offers to repurchase may be less in light of the limitations noted above.~~

Prospectus Summary – Portfolio Composition

2. The Registration Statement discloses the following: “There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in securities or other instruments of non-U.S. issuers or borrowers (collectively, “Non-U.S. Securities”).” Please consider whether such statement should be modified in light of the use of the word “global” in the Company’s name.

The Company has revised the disclosure in the Revised Registration Statement to read as follows (by deleting the stricken language):

“There is no ~~minimum or~~ maximum limit on the amount of the Fund’s assets that may be invested in securities or other instruments of non-U.S. issuers or borrowers (collectively, “Non-U.S. Securities”).”

3. The Registration Statement discloses the following: “The Fund may invest its excess funds in money market instruments, commercial paper, certificates of deposit and bankers’ acceptances, among other instruments.” Please clarify what is meant by “excess funds.”

The Company has revised the disclosure in the Revised Registration Statement to read as follows (by adding the underlined language and deleting the stricken language):

“The Fund may invest its assets not invested in credit instruments ~~excess funds~~ in money market instruments, commercial paper, certificates of deposit and bankers’ acceptances, among other instruments.”

Marianne Dobelbower, Esq. August 11, 2017 Page 4

Prospectus Summary – Expense Reimbursement Agreements and Additional Support Payments, Page 10

4. The Registration Statement discloses the following: “Pursuant to the Expense Reimbursement Agreements, FS Investments has agreed to reimburse the Company and the Fund for expenses to ensure that each of the Company and the Fund bears a reasonable level of expenses in relation to its income.” Please clarify what is meant by “a reasonable level of expenses.”

The Company has revised the disclosure in the Revised Registration Statement to read as follows (by adding the underlined language):

“Pursuant to the Expense Reimbursement Agreements, FS Investments has agreed to reimburse the Company and the Fund for expenses to ensure that each of the Company and the Fund bears a reasonable level of expenses in relation to its income, as described below.”

Investment Objectives, Opportunities and Strategies, Page 43

5. Please disclose the manner in which the Fund determines whether investments are “tied economically to geographic locations outside of the United States.”

The Company has revised the disclosure in the Revised Registration Statement as follows (by adding the underlined language):

“Subject to prevailing market conditions and the availability of investment opportunities that are consistent with the Fund’s investment objectives and strategies, the Fund intends to generally maintain its current portfolio allocation to investments tied economically to geographic locations outside of the United States. For reporting purposes, the Fund determines whether an investment is tied economically to geographic locations outside of the United States if the applicable portfolio company’s headquarters is located outside of the United States.”

* * * * * * *

Marianne Dobelbower, Esq. August 11, 2017 Page 5

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd
FS Global Credit Opportunities Fund—ADV